

March 23, 2012

Via E-mail
Ilia Sachin, President
Fermo Group, Inc.
Allmandring 1/22a-35
Stuttgart, Germany 70569

>   **Re: Fermo Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 27, 2012**
>   **File No. 333-179738**

Dear Mr. Sachin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be a blank check company as defined by Rule 419 of Regulation C in view of the following:

- your disclosure indicates that you are a development stage company issuing penny stock;

- you have no revenues;

- you have not entered into any contracts with suppliers;

- you have conducted little business activity other than raising initial capital, entering a lease agreement and filing this registration statement;

- you have not yet commenced operations;

- you have no assets except for $3,000 in cash; and

- you will be unable to implement your business plan without the successful completion of this offering.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Summary, page 5

2.	Please revise your disclosure to accurately describe the nature of your business. In this regard, we note that in the first paragraph of the Corporate Background and Business Overview subsection of the Prospectus Summary on page 5 of your registration statement, you disclosed that your "business is in placing and operating mini donut machines." However, we note in the Risk Factors section, under the risk factor "If We Are Unable to Attract Enough Customers…" on page 8 of your registration statement, you disclosed that your "revenue comes from people buying...donuts." Please revise your disclosure on page 5 and throughout your registration statement to state that, if true, your business is selling donuts.

Dilution, page 13

3.	Please revise in this section and throughout the filing as appropriate to reflect the net tangible book value deficit before the offering in brackets, consistent with your disclosure in the last paragraph on page 13.

Management's Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 16

4.	We note your disclosure on pages 8, 19 and 21 that you have one lease agreement with an owner of a building in Stuttgart, Germany to place a donut machine; however, you do not reference this lease in your discussion here regarding your search for potential leasing properties. Please expand your discussion to incorporate the one lease agreement into your Plan of Operation.

5.   To the extent not included in the description of your business plan, please disclose the following:

- the sources and availability of the donut machines and ingredients for making the donuts;

- whether suppliers have been identified;

- where, when and how your donut(s) will be designed, that is, whether a proprietary recipe will be developed or acquired;

- human resources' involvement in developing any recipes, operating your donut shop(s), and marketing your product(s); and,

- how you will price your product(s).

Please see Item 101(h)(4) of Regulation S-K.

Description of Business, page 20

6.   Please describe the market of your intended principal product. Please see Item 101(h)(4)(i) of Regulation S-K.

7.   Please describe the distribution methods of your product. Please see Item 101(h)(4)(ii) of Regulation S-K.

8.   Please disclose the sources and availability of raw materials and the names of your principal suppliers. Please see Item 101(h)(4)(v) of Regulation S-K.

9.   Please describe the need for any government approval of your product. If government approval is necessary and you have not yet received approval, please discuss the status of the approval within the government approval process. Please see Item 101(h)(4)(viii) of Regulation S-K.

Revenue, page 21

10.   Please revise to correct what appears to be a typographical error regarding the pricing of your donuts at $3,500 per dozen.

Certain Relationships and Related Transactions, page 25

11.   Please revise to disclose the $4,000 loan to the company, as described under Note 7 to the financial statements. See Item 404(d)(1) of Regulation S-K.

Future Sales by Existing Stockholders, page 26

12.   Please disclose that the company is currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

Experts, page 29

13.   Please explain to us why the legal opinion filed as exhibit 5.1 only refers to Kevin A. Polis, Esq. and not Carrillo Huettel, LLP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or, Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Kevin A. Polis
        Carrillo Huettel, LLP